January 31, 2013

FILED VIA EDGAR

The Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	New Century Portfolios (the “Trust”)
File No. 333-186132

Dear Ladies and Gentlemen:

The Trust filed a Registration Statement on Form N-14 (File Number 333-186132) containing a proxy statement/prospectus seeking shareholder approval of a proposed reorganization of the New Century Opportunistic Portfolio into the New Century Capital Portfolio on January 22, 2013.  Thereafter the Trust submitted to Mr. John Ganley of the Division of Investment Management its responses to comments of the Staff on this filing. The Registration Statement was deemed effective January 30, 2013.  The Staff has requested that we file via a Correspondence Filing a change pursuant to one additional comment that was made to the Registration Statement on January 29, 2013.

Per the Staff’s request, the following language was added to page 5 of the Final Form N-14.

Key Differences to Consider:  Both the Opportunistic Portfolio and Capital Portfolio’s primary investment objective is to provide capital growth; however the Opportunistic Portfolio does so without regard to current income, while managing risk; whereas the Capital Portfolio’s secondary objective is to earn income. Further, the Opportunistic Portfolio deploys sector concentration to take advantage of specific market momentum; whereas the Capital Portfolio utilizes disciplined category ranges to reduce risk.  In addition, the Opportunistic Portfolio may also invest in high-yield lower rated debt securities, while the Capital Portfolio generally does not.

Please direct any questions related to this filing to me at the number above.  In my absence, please feel free to contact Steven M. Felsenstein, Esq., counsel to the Trust, at (215) 988-7837.

Very truly yours,

New Century Portfolios

/s/ Nicole M. Tremblay

Nicole M. Tremblay, Esq.
President, Chief Executive Officer

NEW CENTURY PORTFOLIOS – CAPITAL • BALANCED • OPPORTUNISTIC • INTERNATIONAL • ALTERNATIVE STRATEGIES • MONEY MARKET
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